EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2007	2006	2005	2004	2003
	(in thousands)
Income from continuing operations before income tax and cumulative effect of change in accounting principle	$1,367,567	$1,096,217	$968,660	$513,008	$140,405
Add (deduct)
Fixed charges	133,794	133,644	99,375	62,747	62,075
Interest capitalized	(16,595)	(12,515)	(8,684)	(8,168)	(13,430)
Income from equity investees	(210,928)	(139,362)	(90,812)	(78,199)	(45,186)
Distributed income of equity investees	226,634	37,350	59,625	57,825	46,125
Earnings as defined	$1,500,472	$1,115,334	$1,028,164	$547,213	$189,989
Net interest expense	112,957	117,045	87,541	$53,460	$47,681
Interest capitalized	16,595	12,515	8,684	8,168	13,430
Interest portion of rental expense	4,242	4,084	3,150	1,119	964
Fixed charges as defined	$133,794	$133,644	$99,375	$62,747	$62,075
Ratio of earnings to fixed charges	11.2	8.3	10.3	8.7	3.1